

03041028

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37809

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/02 (MM/DD/YY) AND ENDING 10/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Callahan Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Connecticut Avenue, NW Suite 1001
(No. and Street)

Washington (City) DC (State) 20036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Johnson 202-223-3920
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Chizek and Company, LLC
(Name – *if individual, state last, first, middle name*)

One Mid America Plaza, Suite 700 (Address) Oakbrook Terrace (City), IL (State) 60181 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jay E. Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Callahan Financial Services, Inc, as of October 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn before me on Dec 29, 2003

[Signature]
Signature

Executive Vice President / Chief Compliance Officer
Title

[Signature]
Notary Public

My commission expires Jan 1, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALLAHAN FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS
October 31, 2003 and 2002

CONTENTS

REPORT OF INDEPENDENT AUDITORS 1

FINANCIAL STATEMENTS

BALANCE SHEETS 2

STATEMENTS OF INCOME 3

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY 4

STATEMENTS OF CASH FLOWS 5

NOTES TO FINANCIAL STATEMENTS 6

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 13

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 15

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TORULE 15c3-3 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 16


Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Callahan Financial Services, Inc.
Washington, D.C.

We have audited the accompanying balance sheets of Callahan Financial Services, Inc. (the "Company,") a Delaware corporation, as of October 31, 2003 and 2002 and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Callahan Financial Services, Inc. as of October 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Company as of October 31, 2003: Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subject to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all materials respects when considered in relation to the basic financial statements taken as a whole.

As disclosed in Note 2, the Company adopted new accounting guidance for reimbursed expenses in 2003.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Oak Brook, Illinois
November 19, 2003

CALLAHAN FINANCIAL SERVICES, INC.
BALANCE SHEETS
October 31, 2003 and 2002

	2003	2002
ASSETS		
Cash and cash equivalents	$ 359,568	$ 361,789
Investment in limited partnership	10,100	10,100
Equity in undistributed earnings from limited partnership	147,822	88,363
Accounts receivable	22,586	28,269
Other assets	2,346	1,014
	$ 542,422	$ 489,535
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES		
Accrued expenses	$ 24,582	$ 28,269
Total liabilities	24,582	28,269
SHAREHOLDER'S EQUITY		
Capital stock, no par value; 1,000 shares authorized; 100 shares issued and outstanding	15,000	15,000
Additional paid-in capital	513,350	412,350
Retained earnings	(10,510)	33,916
Total shareholder's equity	517,840	461,266
Total liabilities and shareholder's equity	$ 542,422	$ 489,535

The accompanying notes are an integral part of these financial statements.

CALLAHAN FINANCIAL SERVICES, INC.
STATEMENTS OF INCOME
For the Years Ended October 31, 2003 and 2002

	2003	2002
Income		
Earnings in limited partnership	$ 257,859	$ 164,044
Reimbursements	81,077	71,308
Interest income	3,613	6,838
Total revenues	342,549	242,190
Expenses		
Contract services	$ 51,261	$ 41,245
Regulatory and compliance	18,744	17,764
Other	11,072	12,299
Total expenses	81,077	71,308
Income before income taxes	261,472	170,882
Income tax expense	(101,000)	(72,745)
Net income	$ 160,472	$ 98,137

The accompanying notes are an integral part of these financial statements.

CALLAHAN FINANCIAL SERVICES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
For the Years Ended October 31, 2003 and 2002

	Number of Shares	Capital Stock (No Par Value)	Additional Paid-In Capital	Retained Earnings	Total
Balance, November 1, 2001	100	$ 15,000	$ 399,605	$ 109,899	$ 464,504
Capital contribution	-	-	72,745	-	72,745
Dividends declared	-	-	-	(174,120)	(174,120)
Net income	-	-	-	98,137	98,137
Balance, October 31, 2002	100	15,000	412,350	33,916	461,266
Capital contribution	-	-	101,000	-	101,000
Dividends declared	-	-	-	(204,898)	(204,898)
Net income	-	-	-	160,472	160,472
Balance, October 31, 2003	100	$ 15,000	$ 513,350	$ (10,510)	$ 517,840

The accompanying notes are an integral part of these financial statements.

CALLAHAN FINANCIAL SERVICES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended October 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net income	$ 160,472	$ 98,137
Adjustments to reconcile net income to net cash provided by operating activities:		
Earnings from limited partnership	(257,859)	(164,044)
Changes in		
Accounts receivable	5,683	--
Other assets and liabilities	(4,679)	(1,584)
Total adjustments	(256,855)	(165,628)
Net cash from operating activities	(96,383)	(67,491)
Cash flows from investing activities:		
Distributions received from limited partnership	198,060	156,528
Cash flows from financing activities:		
Capital contribution received from parent	101,000	72,745
Dividends paid to parent	(204,898)	(174,120)
	(103,898)	(101,375)
Net change in cash and cash equivalents	(2,221)	(12,338)
Cash and cash equivalents at beginning of year	361,789	374,127
Cash and cash equivalents at end of year	$ 359,568	$ 361,789

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Callahan Financial Services, Inc. (the "Company"), was incorporated on March 13, 1987, for the purpose of serving as the general partner (with an initial 15 percent ownership interest) in Callahan Credit Union Financial Services LLLP (the "Partnership" or "CUFSLP," see Note 3). The Partnership was organized to serve as the administrator of the Trust for Credit Unions (the "Trust"), a diversified management investment company for investment by state and federally chartered credit unions. In addition to serving as the general partner of the Partnership, the Company acts as a co-distributor, with Goldman, Sachs & Co., of the units of the portfolios of the Trust. The Company is a wholly-owned subsidiary of Callahan & Associates, Inc.

The primary source of revenue for the Company is its equity interest in the earnings and losses of the Partnership. The primary source of revenue for the Partnership is an administration fee paid by the Trust. Under an amended and restated administration agreement effective June 1991, the Partnership established two separate portfolios for investment by the Trust, a Money Market Portfolio and a Government Securities Portfolio. On October 10, 1992, a third portfolio, the Mortgage Securities Portfolio, was established. On July 1, 1993, a fourth portfolio, the Target Maturity Portfolio, composed of mutual fund investments, was established. This portfolio liquidated and terminated operations on June 28, 1996 upon reaching maturity. Two additional target maturity portfolios, composed of mutual fund investments, were established on February 15, 1994, and May 19, 1994. Upon reaching their scheduled maturity dates, these portfolios liquidated and terminated on February 28, 1997 and May 15, 1997.

Effective July 1, 1997, the Partnership voluntarily agreed to limit its administration fee with respect to the Money Market Portfolio to 2 basis points of the average daily net assets. The impact of the Partnership voluntarily limiting the administration fees resulted in fees waived in 2003 and 2002 of approximately $1,275,000 and $1,536,000. From July 1, 1995, to June 30, 1997, the Partnership voluntarily agreed to limit its administration fee for the Money Market Portfolio to 5 basis points times the average daily net assets of the Money Market Portfolio of the Trust on assets up to $500 million, 4 basis points on $500 million to $750 million, and 3 basis points over $750 million. Prior to July 1, 1995, the agreement called for 5 basis points on assets up to $300 million and on assets over $1 billion, and 10 basis points on assets from $300 million to $1 billion. In addition, the Partnership agreed that to the extent the total annualized expenses (excluding interest, taxes, brokerage, and extraordinary expenses) of the Money Market Portfolio exceed 20 basis points of the average daily net assets of the Money Market Portfolio, the Partnership will either reduce the administration fees otherwise payable or pay such expenses of the Money Market Portfolio. No reimbursements were made under this agreement for 2003 or 2002.

(Continued)

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS (Continued)

The administration fee for the Government Securities Portfolio is paid at an annual rate of 10 basis points times the average daily net assets after expense limitations of the Government Securities Portfolio of the Trust. CUFSLP and Goldman, Sachs & Co. have each voluntarily agreed to limit the other annualized ordinary expenses (excluding advisory fees, administration fees, interest, taxes, brokerage and extraordinary expenses) of the Government Securities Portfolio such that CUFSLP will reimburse expenses that exceed 5 basis points up to 10 basis points of the Government Securities Portfolio's average daily net assets, and Goldman, Sachs & Co. will reimburse expenses that exceed 10 basis points up to 15 basis points of the Government Securities Portfolio's average daily net assets. For 2003 and 2002, no expenses were required to be reimbursed by CUFSLP and Goldman, Sachs & Co. under this agreement.

The administration fee for the Mortgage Securities Portfolio is paid at an annual rate of 5 basis points times the average daily net assets of the Mortgage Securities Portfolio of the Trust. The administration fee for the target maturity portfolios were paid at an annual rate of 5 basis points times the average daily net assets of the target maturity portfolios.

Beginning in November 1988, Goldman, Sachs & Co. began paying certain expenses related to the marketing and administration of the Trust that previously had been the responsibility of the Partnership. While there can be no assurance that Goldman, Sachs & Co. will continue to pay the expenses that it is currently paying, management of the Company does not anticipate any change in the expense-sharing arrangement currently in place.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The Company's records are maintained on the accrual basis of accounting, and its financial reporting and accounting policies conform with accounting principles generally accepted in the United States of America.

Income Taxes: The Company files a consolidated federal income tax return with its parent. Income taxes are based on an allocation calculated as if the Company was filing a separate tax return. In addition, the Company files a District of Columbia income tax return.

Investment in Limited Partnership: The Company accounts for its investment in the limited partnership using the equity method.

Cash and Cash Equivalents: Cash and cash equivalents includes cash, deposits in financial institutions and highly liquid mutual fund investments. For these instruments, the carrying amount approximates fair value.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Statement Presentation: Certain items in prior year's financial statements have been reclassified to conform to the current presentation.

Recently Adopted or Soon to be Adopted Accounting Guidance: On November 1, 2002, the Company adopted the guidance in Emerging Issues Task Force 01-14: Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred, which requires the company to reflect reimbursements received for expenses incurred as revenue in the income statement. Prior periods were reclassified to be comparable. Adoption of this guidance resulted in the Company's recording of revenue and expense related to Company expenses that are reimbursed by the Partnership, which totaled $81,077 and $71,308 for 2003 and 2002

On January 1, 2003, the Company adopted Interpretation 45, Guarantor's Accounting and Disclosure Requirements for Guarantees. On July 1, 2003, the Company adopted Statement 149, amendment of Statement 133 on Derivative Instruments and Hedging Activities, and Statement 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities. On November 1, 2003, the Company adopted Interpretation 46, Consolidation of Variable Interest Entities. Adoption of the new standards did not and is not expected to materially affect the Company's operating results or financial condition.

NOTE 3 – INVESTMENT IN LIMITED PARTNERSHIP

The Company initially acquired a 15 percent interest in the Partnership for an investment of $100. The Company continues to serve as the general partner to the Partnership, while the majority interest belongs to various credit unions and credit union service organizations that serve as limited partners. The net profits and losses of the Partnership are allocated among the partners in accordance with the terms of the Certificate and Agreement of Limited Partnership, as amended. Should the Partnership be terminated, net assets available for distribution will be distributed first in proportion to the partners' net capital accounts until such capital accounts have been reduced to zero and then to the partners in accordance with their respective participation percentages.

(Continued)

NOTE 3 – INVESTMENT IN LIMITED PARTNERSHIP (Continued)

Profits and losses of the Partnership are generally allocated among the partners in accordance with their Partnership interests. However, the terms of the Certificate and Agreement of Limited Partnership, as amended, through January 31, 1991, preclude allocating any further losses to a partner or class of partners once the partner's capital account reaches zero, as long as another partner or class of partners maintains a positive capital balance. In accordance with partnership dividend policy, all net earnings in excess of those allocated to recover partner capital contributions are distributed as dividends to the partners consistent with their partnership interests. These allocations are in accordance with Section 704(b) of the Internal Revenue Code. The Partnership distributed $548,487 in May 2003 and will distribute an additional $739,109 in December 2003, which relates to fiscal year 2003.

During fiscal year 1991 and in accordance with the approval of the Class A limited partners, Callahan & Associates, Inc. purchased the Class B limited partner's interest in the Partnership. This interest was purchased for its original face value of $10,000 from the original Class B limited partner. This Class B interest was contributed to the Company and increased its total partnership interest in the Partnership to 20 percent.

The Company accounts for its investment in the Partnership using the equity method of accounting. Under the equity method of accounting, the investment is recorded at its initial cost and is increased or decreased for the Company's share of the subsequent earnings or losses of the Partnership, as specified in the Certificate and Agreement of Limited Partnership, as amended, and is decreased by distributions received. The Company's share of losses is limited to the amount of its investment, as long as another partner or class of partners maintains a positive capital balance. The amounts reported in the accompanying financial statements reflect this allocation method.

(Continued)

NOTE 3 – INVESTMENT IN LIMITED PARTNERSHIP (Continued)

The Partnership's condensed balance sheets as of October 31, 2003 and 2002, and condensed statements of income for the years ended October 31, 2003 and 2002, are as follows:

Condensed Balance Sheets

	October 31, 2003	October 31, 2002
Assets:		
Cash, cash equivalents and certificates of deposit	$ 3,920,027	$ 3,591,133
Receivables	222,330	183,116
Total assets	$ 4,142,357	$ 3,774,249
Liabilities:		
Accrued expenses and accounts payable	$ 191,148	$ 115,111
Distributions payable	739,109	441,813
Unearned fees	--	5,225
Total liabilities	930,257	562,149
Partners' capital:		
General partner	100	100
Class A limited partners	3,202,000	3,202,000
Class B limited partner	10,000	10,000
Total partners' capital	3,212,100	3,212,100
Total liabilities and partners' capital	$ 4,142,357	$ 3,774,249

Condensed Statements of Income

	For the Years Ended October 31, 2003	For the Years Ended October 31, 2002
Revenues	$ 2,312,544	$ 1,637,364
Expenses	(1,024,948)	(817,142)
Net Income	$ 1,287,596	$ 820,222

(Continued)

NOTE 4 – RELATED-PARTY TRANSACTIONS

The Company shares office space with and obtains clerical support from its parent, Callahan & Associates, Inc., which charges the Company for these costs based on an expense-sharing agreement. Under the terms of the Certificate and Agreement of Limited Partnership, the majority of expenses charged to the Company by Callahan & Associates, Inc. and incurred by the Company, were paid by the Partnership. Expenses paid by the Partnership under the terms of this agreement for the years ended October 31, 2003 and 2002, were $81,077 and $71,308. The partnership also pays regulatory compliance costs incurred by the Company in fulfilling its responsibility as general partner of the Partnership.

The Company had funds on deposit with the NIH Federal Credit Union, a limited partner of the Partnership, totaling $25,772 and $73,032 as of October 31, 2003 and 2002. The accounts receivable of $22,586 and $28,269 at October 31, 2003 and 2002 are receivable from the Partnership. The Company had investments in Goldman, Sachs & Co. mutual funds of $327,758 and $283,085 at October 31, 2003 and 2002

NOTE 5 – NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the regulatory capital requirements set forth by the Securities and Exchange Commission Uniform Net Capital Rule. This rule requires the maintenance of minimum net capital, as defined. As of October 31, 2003 and 2002, the Company's net capital totaled $328,431 and $356,127, which is in excess of its required capital of $250,000. Additionally, under this rule, "aggregate indebtedness," as defined, cannot exceed 1,500 percent of net capital. The Company's percentage of aggregate indebtedness to net capital was 7% and 8% at October 31, 2003 and 2002.

As a condition of approval by the National Association of Securities Dealers, Inc., to conduct business as a self-clearing broker, the Company is required to maintain minimum net capital of $250,000. The Company was in compliance with net capital requirements as of October 31, 2003 and 2002.

(Continued)

NOTE 6 – RECONCILIATION OF ASSETS, LIABILITIES, AND SHAREHOLDER'S EQUITY TO REGULATORY REPORTS

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and differ in certain respects from the accounting prescribed by the Securities and Exchange Commission's general instructions to Form X-17A-5. For example, under the Securities and Exchange Commission's general instructions, certain amounts are classified differently for regulatory reporting purposes. A reconciliation of amounts reported herein to amounts reported by the Company as of October 31, 2003 on Form X-17A-5, as filed with the Securities and Exchange Commission is as follows:

	Amount Per Form X-17A-5 Unaudited	Reclassifications and Adjustments	Amount Per Financial Statements
Assets:			
Cash and cash equivalents	$ 29,310	$ 330,258	$ 359,568
Cash segregated in compliance with regulations	2,500	(2,500)	--
Investment in and receivables from affiliates, subsidiaries and associated partnerships	180,508	(180,508)	--
Other securities	327,758	(327,758)	--
Investment in limited partnership	--	10,100	10,100
Equity in undistributed earnings from limited partnership	--	147,822	147,822
Other assets	2,346	22,586	24,932
	$ 542,422		$ 542,422
Liabilities and shareholder's equity:			
Accounts payable and accrued liabilities	$ 24,582	--	$ 24,582
Capital stock	15,000	--	15,000
Additional paid-in capital	513,350	--	513,350
Retained earnings	(10,510)	--	(10,510)
	$ 542,422		$ 542,222

No material differences exist between the audited computation of net capital and the Computation of 15c 3-3 Reserve Requirements and the unaudited Schedule I and Schedule II attached which were included in the Company's Focus Report filing as of October 31, 2003.

SUPPLEMENTARY INFORMATION

CALLAHAN FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
As of October 31, 2003

NET CAPITAL	
TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 517,840
DEDUCTIONS AND/OR CHARGES:	
Nonallowable assets:	
Investment in and receivable affiliates, subsidiaries, and associated partnerships	180,508
Other assets	2,346
Total deductions and/or charges	182,854
Net capital before haircuts on security positions	334,986
HAIRCUTS ON SECURITIES:	
Trading and investment securities:	
Other securities	6,555
Total haircuts	6,555
NET CAPITAL	$ 328,431
AGGREGATE INDEBTEDNESS	
TOTAL AGGREGATE INDEBTEDNESS	$ 24,582
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
MINIMUM NET CAPITAL REQUIRED (6-2/3% of aggregate indebtedness or $250,000 minimum)	$ 250,000
EXCESS NET CAPITAL	$ 78,431
EXCESS NET CAPITAL AT 1000%	$ 325,973
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	7%

(Continued)

CALLAHAN FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Continued)
As of October 31, 2003

Reconciliation with the Company's Computation:
(included in Part II of Form X-17a-5 for the Year Ended October 31, 2003)

Net capital, as reported in Company's unaudited Part II Focus report	$ 330,524
Audit adjustments*	(2,093)
Net capital, per above computation	$ 328,431

*Audit adjustments relate to accrual adjustments

CALLAHAN FINANCIAL SERVICES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
As of October 31, 2003

State the market valuation and the number of items of:

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	\$ None
A. Number of items	None
2. Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	\$ None
A. Number of items	None

CALLAHAN FINANCIAL SERVICES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
As of October 31, 2003

CREDIT BALANCES	
Free credit balances and other credit balances in customers' security accounts	$ --
Customers' securities failed to receive	--
Credit balances in firm accounts, which are attributable to principal sales to customers	--
Other	--
TOTAL CREDIT ITEMS	$ --
DEBIT BALANCES	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$ --
TOTAL DEBIT ITEMS	$ --
RESERVE COMPUTATION	
Excess of total debits over total credits	$ --
Required deposits	$ --
Total cash or qualified securities held in a "Special Reserve Bank Account" At October 31, 2003	$ 2,500

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 included in Part II of the FOCUS Report filed by the Company as of October 31, 2003.



Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS ON INTERNAL ACCOUNTING CONTROL

Board of Directors
Callahan Financial Services, Inc.
Washington, D.C.

In planning and performing our audit of the financial statements of Callahan Financial Services, Inc. (the "Company,") a Delaware corporation, for the year ended October 31, 2003, we considered its internal control, including procedures for safeguarding securities, in order to determine our audit procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the Untied States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration of the internal control, we believe that the Company's practices and procedures were adequate at October 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Oak Brook, Illinois
November 19, 2003